Seward & Kissel LLP
                               901 K Street, N.W.
                             Washington, D.C. 20001
                           Telephone: (202) 737-8833
                           Facsimile: (202) 737-5184
                                 www.sewkis.com

                                                December 11, 2012

VIA EDGAR

Ms. Deborah O'Neal-Johnson
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

      Re:   AllianceBernstein Select US Long/Short Portfolio
            Post-Effective Amendment No. 121
            File Nos. 2-29901 and 811-01716
            ------------------------------------------------

Dear Ms. O'Neal-Johnson:

      This letter responds to comments of the staff (the "Staff") of the Securities and Exchange Commission (the "SEC") to the post-effective amendments to the registration statement filed on Form N-1A of AllianceBernstein Select US Long/Short Equity Portfolio, a portfolio of the AllianceBernstein Cap Fund, Inc. (the "Fund"), as provided orally to Joanne A. Skerrett of this office on November 1, 2012. The Staff's comments and our responses are as follows.

Prospectus
----------

Comment 1:  Fees and Expenses of the Fund - Shareholder Fees: The sales charge for Class A shares reflected under "Shareholder Fees" for Contingent Deferred Sales Charges ("CDSCs"), currently reading "None", should be 1% as is stated in the footnote (a) and footnote (a) should instead explain the circumstances upon which no CDSC will occur. Please update the performance information if appropriate to reflect the CDSC.

Response:   The CDSC for Class A Shares is not charged to a typical investor and only applies in limited circumstances. We believe it would be misleading to include it in the table. We have revised footnote (a) to clarify the limited circumstances in which the 1%, 1-year CDSC applies, which are for purchases of Class A shares in amounts of $1,000,000 or more, or by certain group retirement plans.

Comment 2:  Fees and Expenses of the Fund - Shareholder Fees. The Fee Waiver
            should be included in the table only if it is currently in effect.

Response:   The Adviser confirms that the Fee Waiver is currently in effect as of the date of the Prospectus.

Comment 3:  Principal Investment Strategies. Please clarify the Fund's principal strategy of investing at least 80% of its net assets in equity securities of U.S. companies, short positions in such securities, and cash and cash equivalents. Please either confirm that the Fund's investment in cash and cash equivalents is not included in the 80% of net assets that will be invested in equity securities or provide to the Staff the expected percentage of investments in cash and cash equivalents and how the inclusion of such cash and cash equivalents meets the requirements of Rule 35d-1 under the Investment Company Act of 1940, as amended.

Response:   Initially, we note that the Fund is subject to Rule 35d-1 only because the Fund's name suggests that its primary investments will be United States instruments. The Fund does not include the term
            "equity" in its name, and is therefore not required to have a policy that at least 80% of its assets will be invested in U.S. equity securities and in fact has no such policy. In this regard, we have changed the reference to "U.S. Companies" under "Additional
            Information about the Fund's Risks and Investments" to "U.S.
            Instruments", and revised the disclosure thereunder to ensure that there is no implication that the Fund has an 80% policy with respect to equity securities. In addition, we note that we have identified a number of funds using "LS" or "Long/Short" in their names that do not have policies to invest at least 80% of their assets in equity securities. (See, e.g., ICON Long/Short Fund, File No. 811-7883,
            Wade Tactical L/S Fund, File No. 811-21720, and Wasatch Long/Short
            Fund, File No. 811-4920.)

            As noted above, the Fund's 80% policy results from the inclusion of "US" in its name. Both U.S. equity securities and U.S. cash and cash equivalents are intended to be included in determining compliance with this 80% policy. In this regard, we have clarified the disclosure under both "Principal Strategies" and "Additional Information about the Fund's Risks and Investments -- U.S. Instruments" to clarify that only United States dollars and United States cash equivalents will be included in the 80% determination. United States cash equivalents could include short-term U.S. government securities and related repurchase agreements, U.S. registered money market mutual funds, and commercial paper of U.S. companies. We are not aware of any guidance under Rule 35d-1 that would prevent a fund including "US" in its name from considering such U.S. cash and cash equivalents in determining compliance with the Rule.

Comment 4:  Principal Risks: Please inform the Staff whether the Fund intends to invest in emerging market countries and, if such investment is a principal strategy, please add appropriate disclosure and a risk factor.

Response:   The Fund may invest in emerging market countries, but it is not a principal strategy of the Fund.

Comment 5:  Principal Risks: As reflected in the ICI Letter, derivatives risk disclosure needs to be tailored to the contemplated use of the derivatives by the Portfolio and specific as to the Portfolio's intent. Please ensure that the derivatives risk disclosure is consistent with the ICI Letter.

Response:   We believe that the disclosure is consistent with the ICI Letter.

Comment 6:  Principal Risks: Please add a risk factor describing the risks of investing in exchange-traded funds ("ETFs").

Response:   Investments in ETFs do not present particular risks that are different from the principal risks currently disclosed, such as market risk or capitalization risk. We have not revised the Prospectus in response to this comment.

Comment 7:  Principal Risks: Please confirm to the Staff whether foreign investments are a principal strategy of the Fund, and if so, please add foreign risk disclosure to the Principal Risks section.

Response:   Foreign investments are not a principal strategy of the Fund.

Comment 8:  Additional Information About The Fund's Risks and Investments:
            Please revise the introductory language in this section to clarify what is meant by additional investment practices and related risks of the Fund so that it is clear that this section does not describe principal investment strategies of the Fund.

Response:   We believe the disclosure clearly indicates the purpose of the section and have not revised the disclosure in response to this comment. We note that the disclosure has been included in numerous prospectuses for AllianceBernstein Funds that have been reviewed by the Staff and that disclosure has never received a comment.

Comment 9:  Additional Information About The Fund's Risks and Investments:
            Regarding credit default swap agreements ("CDS"), if the Fund intends to write CDS, please provide disclosure that, in case of default, the Fund will cover the full notional value of the CDS it writes.

Response:   The Fund covers its position in accordance with the 1940 Act, the rules thereunder and SEC and staff interpretative guidance.

Comment 10: Additional Information About The Fund's Risks and Investments -
            Short Sales: Please confirm to the Staff that interest expense associated with short selling of securities will be reflected in the Fee Table.

Response:   This is to confirm that an estimate of expenses and other costs associated with short selling of securities is reflected in the Fee
            Table in the current Prospectus.

Comment 11: Additional Information About The Fund's Risks and Investments -
            Short Sales: Please inform the Staff whether there is a limit on the Fund's exposure to short sales.

Response:   There is no explicit limit on the Fund's exposure to short sales.
            The Fund has a policy that the net long position of the Fund will normally range between 30% to 70% of the Fund's assets, which will have the effect of limiting short sales.

Part C
------

Comment 12: Exhibits: Please provide an updated Advisory Agreement that includes the fee waiver agreement for the Fund.

Response:   The fee waiver agreement is reflected in a separate Expense
            Limitation Agreement. The 485(b) filing will include the Fund's
            Expense Limitation Agreement as an exhibit.

                                     * * *

      We hereby acknowledge that (i) the Fund is responsible for the adequacy and accuracy of the disclosures in the filing; (ii) Staff comments or changes to disclosure in response to Staff comments in the filing reviewed by the Staff do not foreclose the SEC from taking any action with respect to the filing; and
(iii) the Fund may not assert Staff comments as a defense in any proceedings initiated by the SEC or any person under the federal securities laws of the United States.

      If you have any additional comments or questions, please contact Kathleen Clarke or the undersigned at (202) 737-8833.

                                        Sincerely,


                                        /s/ Joanne A. Skerrett
                                        ----------------------
                                        Joanne A. Skerrett

cc:   Emilie D. Wrapp, Esq.
      Eric Freed, Esq.
      Stephen J. Laffey, Esq.
      Kathleen K. Clarke, Esq.